DM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

18005700

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N Mulberry Drive, Suite 235
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren
(Name – *if individual, state last, first, middle name*)

511 N. Mur Len Rd #*	Olathe	KS	66026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jessica B. Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENIFER L BURCH
Notary Public - Notary Seal
State of Missouri, Platte County
Commission Number 12375281
My Commission Expires Aug 1, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2017

BURCH & COMPANY, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Burch & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burch & Co., Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burch & Co., Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burch & Co., Inc.'s management. Our responsibility is to express an opinion on Burch & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burch & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, III, and IV have been subjected to audit procedures performed in conjunction with the audit of Burch & Co., Inc.'s financial statements. The supplemental information is the responsibility of Burch & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Burch & Co., Inc.'s auditor since 2016.

Olathe, Kansas

February 27, 2018

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$ 239,908
Prepaid expenses	65,625
Accounts receivable:	
Retainers and fees	132,706
Officer	10,924
M&A Securities Group, Inc.	5,000
Prepaid income taxes	30,673
Property and equipment, net of accumulated depreciation of $50,025	38,248
Total assets	$ 523,084
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 256,024
Payroll liabilities	11,225
Accrued interest payable	3,021
Accrued income taxes payable	829
Deferred taxes	16,877
Subordinated borrowings	50,000
Total liabilities	337,976
Stockholder's equity	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings	145,162
Total stockholder's equity	185,108
Total liabilities and stockholder's equity	$ 523,084

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Mergers and acquisitions retainer and success fees	$ 10,374,021
Administrative fees	544,281
Total revenues	10,918,302
EXPENSES	
Commissions	9,484,024
Employee compensation and benefits	917,418
Professional services	119,346
Rent	21,024
Registration fees, insurance and bonding	208,929
Office expenses	45,943
Other administrative expenses	44,472
Total expenses	10,841,156
Income from operations	77,146
OTHER INCOME (EXPENSE)	
Other income	836
Interest expense	(3,021)
Total other income (expense)	(2,185)
Income before income taxes	74,961
INCOME TAXES	
Current expense	23,676
Deferred expense	2,318
Net income	$ 48,967

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ 96,195	$ 136,141
Net income	-	-	48,967	48,967
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ 145,162	$ 185,108

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated borrowings, beginning of year	$ 75,000
Repayment of subordinated borrowings	(25,000)
Subordinated borrowings, end of year	$ 50,000

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 48,967
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,484
Deferred tax expense	2,318
(Increase) decrease in current assets and increase (decrease) in current liabilities	
Retainers and fees receivable	425,279
Other receivables	(3,296)
Prepaid income taxes	(30,673)
Accounts payable	(346,907)
Payroll tax liabilities	(21,944)
Income taxes payable	(35,981)
Accrued interest payable	(729)
Total adjustments	(3,449)
Net cash provided by operating activities	45,518
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of subordinated borrowings	(25,000)
Officer advances, net	(10,924)
Net cash used by financing activities	(35,924)
Increase in cash	9,594
Cash, beginning of year	230,314
Cash, end of year	$ 239,908
Supplemental Disclosures:	
Interest paid during the year	$ 3,750
Income taxes paid during the year	$ 90,330

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2017 it was determined that no valuation allowance was necessary

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are generally fully covered by insurance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, and the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

The components of the deferred tax liability on the statement of financial condition as of December 31, 2017 relate to the following:

Temporary Difference		Related Statement of Financial Condition Account
Depreciation	$ 143	Property and equipment
Insurance	16,734	Prepaid expenses
	$16,877	

The current provision consists of $17,402 of federal and $6,274 of state and local taxes due on current year taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2017, the tax returns for the years 2014 to 2016 are subject to examination.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Depreciation

Property and equipment at December 31, 2017, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 38,049	5 – 10 years
Automobile	50,224	5 years
	88,273	
Less accumulated depreciation	(50,025)	
	$ 38,248	

Depreciation expense was $8,484 in 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $94,712 which was $76,639 in excess of its required net capital of $18,073. The percentage of aggregate indebtedness to net capital was 286.24%.

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2017 are as follows:

5% Loan Due July 2, 2018	$ 25,000
5% Loan Due July 2, 2018	25,000
	$ 50,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – RELATED PARTY TRANSACTIONS

Officer Receivable

During 2017, the Company made advances of $29,113 to its officer/shareholder under a 3.5% demand note. Repayments on the note were $18,189 and the balance outstanding at December 31, 2017 was $10,924.

Subordinated Borrowings

During 2017, the Company paid $1,250 of interest on the subordinated borrowing due an officer, and the outstanding balance was $25,000 at December 31, 2017.

M&A Securities Group, Inc.

During the year, the Company engaged in various transactions with M&A Securities Group, Inc., a related entity. These transactions included the receipt of $80,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space. At December 31, 2017, $5,000 was due the Company for compliance services and office space use.

NOTE 5 – OPERATING LEASE

On May 15, 2015, the Company renewed their lease agreement for office space through July 31, 2020. The renewal also includes the guaranty of M&A Securities Group, Inc. Future minimum payments due under this lease are:

2018	$ 51,289
2019	53,268
2020	31,746
	$ 136,303

2017 rental expense was $21,024, net of the $30,000 reimbursed by M&A Securities Group, Inc..

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2017 was $105,965.

NOTE 7 – LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

This matter is being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018, the date at which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2017

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 185,108
Subordinated borrowings allowable in the computation of net capital	50,000
Deferred tax liability	16,877
Non-allowable assets	(157,273)
Net capital	94,712
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(18,073)
Excess net capital	$ 76,639
Aggregate indebtedness:	
Total liabilities	$ 337,976
Less deferred taxes	(16,877)
Less subordinated borrowings	(50,000)
Aggregate indebtedness	$ 271,099
Percentage of aggregate indebtedness to net capital	286.24%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2017.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net capital-original December 31, 2017 Form X-17A-5	$ 106,606
Adjustment to original Form as amended February 27, 2018:	
Additional retirement contribution payable	(12,030)
Income taxes payable to actual	136
Net capital per Schedule I above	$ 94,712

Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2017, to the best of knowledge and belief of Jessica B. Pastorino of Burch & Company Inc., Burch & Company, Inc. operated pursuant to exemption 15c3-3(k)(2)(i) as Burch & Company, Inc. did not hold customer funds or safe keep customer securities.

Jessica B. Pastorino
President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Burch & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Burch & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burch & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Burch & Co., Inc. stated that Burch & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burch & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burch & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

February 27, 2018

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Burch & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Burch & Co., Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren / Co

Olathe, Kansas

February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2496**********************MIXED AADC 220
52121 FINRA DEC
BURCH & COMPANY INC
4151 N MULBERRY DR STE 235
KANSAS CITY, MO 64116-4627

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,142
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
      6/30
      Date Paid
   C. Less prior overpayment applied (8,713)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,429
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 7,429
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burch + Company Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 12 day of FEB, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,012,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed expenses, [illegible] + [illegible] (Deductions in excess of $100,000 require documentation)	250,705
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 10,761,638
2e. General Assessment @ .0015	$ 16,142 (to page 1, line 2.A.)